Exhibit 3.1.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED & RESTATED CERTIFICATE OF INCORPORATION

OF

ALBERTSONS COMPANIES, INC.

Pursuant to Section 242

of the General Corporation Law of the

State of Delaware

Albertsons Companies, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the laws of the State of Delaware, pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY

FIRST: That, in accordance with the provisions of Sections 141 and 242 of the DGCL, the Board of Directors of the Corporation duly adopted resolutions setting forth the following amendment to the Amended & Restated Certificate of Incorporation of the Corporation (the “Amendment”), declaring the Amendment to be advisable and calling for the submission of the proposed Amendment to the stockholders of the Corporation for their consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that, in order to effect a forward split of the Corporation’s common stock, the Board of Directors declares that it is advisable to amend Article IV of the Amended & Restated Certificate of Incorporation of the Corporation, upon approval by the requisite vote of the holders of the common stock of the Corporation, by adding the following at the end of Article IV:

D. Without regard to any other provision of the Amended & Restated Certificate of Incorporation, as the same may be amended from time to time, effective immediately upon the filing of the Certificate of Amendment to the Amended & Restated Certificate of Incorporation (the “Effective Time”), each share of Class A common stock and Class A-1 common stock (collectively, the “Old Common Stock”) of the Corporation issued and outstanding or held as treasury shares immediately prior to the Effective Time, shall, automatically and without any action on the part of the respective holders thereof, be reclassified, split and converted into 2.072 shares of Class A common stock and 2.072 shares Class A-1 common stock, respectively, each with a par value of one cent ($0.01) per share (collectively, the “New Common Stock”), of the Corporation.

Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock. Any fraction resulting from such division will be rounded to the nearest whole number.

Each class of New Common Stock issued in this exchange shall have the same rights, preferences and privileges as the respective class of Old Common Stock.

SECOND: That the Amendment was submitted for stockholder approval and that on June 18, 2020, a majority of the outstanding stock of the Corporation entitled to vote as a class voted to approve the foregoing Amendment in accordance with the provisions of the Amended & Restated Certificate of Incorporation of the Corporation and pursuant to Section 228(a) of the DGCL and written notice of the foregoing stockholder consent was provided to all of the stockholders of shares of the Common Stock of the Corporation in accordance with Section 228(e) of the DGCL.

THIRD: That the Amendment was duly approved and adopted in accordance with the applicable provisions of Section 242 of the DGCL.

FOURTH: That the Amendment shall be effective immediately upon the filing of this Certificate of Amendment to the Amended & Restated Certificate of Incorporation.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be duly signed by Robert B. Dimond, its Executive Vice President and Chief Financial Officer, this 18th day of June, 2020.

ALBERTSONS COMPANIES, INC.

By: /s/ Robert B. Dimond

Name:	Robert B. Dimond
Title:	Executive Vice President and Chief Financial Officer